UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Biodel Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

09064M105
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP II LLC
Samuel D. Isaly
767 Third Avenue
New York, NY 10017
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone:  (212) 848-4000

June 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 09064M105	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 123,006
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 123,006
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D/A

CUSIP No. 09064M105	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,362,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,362,898
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 09064M105	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,485,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,485,904
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the “Shares”) of Biodel Inc. (the “Issuer”), a Delaware company with its principal executive offices located at 100 Saw Mill Road, Danbury, Connecticut 06810.

Item 2.	Identity and Background.

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital GP II LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 6 below.  OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital GP II LLC is a company that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below.  OrbiMed Capital GP II LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital GP II LLC.

The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC  are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address (or residence address where indicated);

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

Prior to the close of June 10, 2009, pursuant to the authority of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC under their respective investment advisory contracts and limited partnership agreements with or relating to Caduceus Private Investments II, LP (“Caduceus”), Caduceus Private Investments II (QP), LP (“Caduceus QP”) and UBS Juniper Crossover Fund, L.L.C. (“Juniper”) (as such arrangements are more particularly described in Item 6 below) caused these clients to dispose of 326,988 Shares of the Issuer. Of those Shares, 300,000 Shares were distributed to investors of Caduceus and Caduceus QP for no additional consideration on June 9, 2009 and 26,988 Shares were sold on June 10, 2009. Following the transactions described in this Item 3, the Reporting Persons are beneficial owners of approximately 6.26% of the outstanding Shares of the Issuer. Isaly, as the owner of a controlling interest in both OrbiMed Advisors LLC and OrbiMed Capital GP II LLC, is the beneficial owner of approximately 6.26% of the outstanding Shares of the Issuer. OrbiMed Advisors LLC is the beneficial owner of approximately 0.52% of the outstanding Shares of the Issuer and OrbiMed Capital GP II LLC is the beneficial owner of approximately 5.75% of such Shares.

None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since June 10, 2009.

Item 4.	Purpose of Transaction.

Prior to the close of February 2, 2008, Samuel P. Wertheimer, then a director of the Issuer, who is also a principal of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC, was the recipient of a grant of stock options of the Issuer (the “Director’s Stock Options”).  Pursuant to an agreement with the Reporting Persons, Wertheimer is obligated to transfer any Shares issued under the Director’s Stock Options to the Reporting Persons, who are obligated in turn to distribute the Shares to Caduceus, Caduceus QP and Juniper on a pro-rata basis.

The following table sets forth the transactions with respect to the Director’s Stock Options including the exercisable date thereto. As of this filing, none of the Director’s Stock Options have been exercised.

Title	Conversion Price	Date Exercisable	Expiration Date	Number of Shares Underlying Security	Ownership of Shares
Director's Stock Option (right to buy)	$5.65	This option is exercisable in two equal installments on July 20, 2007 and July 20, 2008.	July 20, 2014	17,713
The amount shown represents (i) options to purchase 11,822 Shares held on behalf of Caduceus, (ii) options to purchase 4,426 Shares held on behalf of Caduceus QP and (iii) options to purchase 1,465 Shares held on behalf of Juniper.

Director's Stock Option (right to buy)	$12.63	The option is exercisable in two equal installments on December 1, 2007 and December 1, 2008.	December 1, 2014	2,601
The amount shown represents (i) options to purchase 1,736 Shares held on behalf of Caduceus, (ii) options to purchase 650 Shares held on behalf of Caduceus QP, and (iii) options to purchase 215 Shares held on behalf of Juniper.

Director's Stock Option (right to buy)	$15	The option is exercisable in two equal installments on May 10, 2008 and May 10, 2009.	May 10, 2015	25,000
The amount shown represents (i) options to purchase 16,685 Shares held on behalf of Caduceus, (ii) options to purchase 6,247 Shares held on behalf of Caduceus QP, and (iii) options to purchase 2,068 Shares held on behalf of Juniper.

Director's Stock Option (right to buy)	$14.12	February 2, 2008	February 27, 2018	10,000
The amount shown represents (i) options to purchase 6,674 shares of Common Stock, held on behalf of Caduceus, (ii) options to purchase 2,499 shares of Common Stock, held on behalf of Caduceus QP and (iii) options to purchase 827 shares of Common Stock, held on behalf of Juniper.

This statement relates to the acquisition and subsequent disposition of Shares by the Reporting Persons.  The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons previously were granted and exercised the right to appoint a representative to the Board of Directors (the "Board") of the Issuer, so as to permit active monitoring of the operations of the Issuer.  As indicated above, Samuel P. Wertheimer served as the Reporting Persons’ representative on the Board. Effective June 11, 2009 Dr. Samuel Wertheimer resigned from his position as director on the Board of Directors of Biodel Inc.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in one or more privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)  As of this date of this filing, OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 6.26% of the issued and outstanding Shares.  As described above in Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC, a controlling interest in the outstanding limited liability company interests of such entity.  As a result, Isaly, OrbiMed Advisors LLC and OrbiMed Capital GP II LLC share power to direct the vote and to direct the disposition of the Shares described in Item 3.

(c)  Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital GP II LLC is the general partner of Caduceus and Caduceus QP, each a private equity fund, pursuant to the terms of their respective limited partnership agreements.  OrbiMed Advisors LLC, through UBS Juniper Management, L.L.C., a joint venture with UBS Fund Advisor, L.L.C., acts as investment manager of Juniper, a registered investment company, pursuant to an investment advisory agreement.  Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP II LLC have discretionary investment management authority with respect to the assets of Caduceus, Caduceus QP, and Juniper.  Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus, Caduceus QP and Juniper.  The number of outstanding Shares of the Issuer attributable to each such entity is 991,618, 371,280 and 123,006, respectively.  OrbiMed Advisors LLC, pursuant to its authority under its investment advisory contract with Juniper, may be considered to hold indirectly 123,006 Shares.  OrbiMed Capital GP II LLC, pursuant to its authority under its investment advisory contracts with Caduceus and Caduceus QP, may be considered to hold indirectly 1,362,898 Shares.

As noted in Item 4, Wertheimer has been granted a number of Director’s Stock Options and is obligated to transfer any Shares issued pursuant to such options to the Reporting Persons, who are obligated to distribute the Shares to Caduceus, Caduceus QP and Juniper on a pro-rata basis.  Accordingly, the number of Director’s Stock Options attributable to Caduceus, Caduceus QP and Juniper is 36,917, 13,822 and 4,575, respectively.  Of these, OrbiMed Advisors LLC and OrbiMed Capital GP II LLC may be considered to hold indirectly 4,575 and 50,739 Director’s Stock Options, respectively.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2009

OrbiMed Advisors LLC

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

OrbiMed Capital GP II LLC

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Advisors LLC
Michael Sheffery	Partner	Partner OrbiMed Advisors LLC
Carl L. Gordon	Partner	Partner OrbiMed Advisors LLC
Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Advisors LLC
Jonathan T. Silverstein	Partner	Partner OrbiMed Advisors LLC
W. Carter Neild	Partner	Partner OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Advisors LLC

Schedule II

The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital GP II LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Capital GP II LLC
Michael Sheffery	Partner	Partner OrbiMed Capital GP II LLC
Carl L. Gordon	Partner	Partner OrbiMed Capital GP II LLC
Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Capital GP II LLC
Jonathan T. Silverstein	Partner	Partner OrbiMed Capital GP II LLC
W. Carter Neild	Partner	Partner OrbiMed Capital GP II LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Capital GP II LLC

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly	A-1

Exhibit A.

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated June 18, 2009 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share, of Biodel Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 18th day of June, 2009.

OrbiMed Advisors LLC

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

OrbiMed Capital GP II LLC

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly